# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARTELO BIOSCIENCES, INC., CIK 0001621221
CUSIP: 04301G607
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0000921895-25-002596
Filed by CIK 0001776353
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Farb Daniel Stuart (CIK 0001776353): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 153,003; shared voting power 0; sole dispositive power 153,003; shared dispositive power 0; aggregate amount beneficially owned 153,003 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ARTELO BIOSCIENCES, INC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 15, 2025 (the "Effective Date"), the Reporting Person and certain of his affiliates (collectively, the "Farb Parties") entered into a letter agreement (the "Agreement") with the Issuer. Pursuant to the Agreement, the Reporting Person agreed to irrevocably withdraw his nomination of director candidates for election to the Board at the Issuer's 2025 annual meeting of stockholders. Pursuant to the Agreement, the Farb Parties agreed to certain standstill restrictions and voting commitments during the Restricted Period (as defined in the Agreement), including, among other things, (i) an obligation to vote the Shares beneficially owned by the Farb Parties, and that the Farb Parties have the right to vote, subject to certain limited exceptions, in favor of the election of each person nominated by the Board for election as a director, against any proposals to remove any member of the Board, and in accordance with the recommendation of the Board on all other proposals or business, and (ii) a restriction on the ability of the Farb Parties to acquire an ownership interest of more than 8.0% of the outstanding Shares. The Issuer and the Farb Parties also made certain customary representations, agreed to certain mutual non-disparagement obligations that remain in effect during the Restricted Period, and agreed to a general mutual release of claims with respect to one another for any matter arising on or prior to the Effective Date.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 15, 2025, the Farb Parties and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Also on October 15, 2025, the Reporting Person delivered a notice to Scott Pomfret terminating the JFSA in accordance with the terms thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Agreement, dated October 15, 2025, by and among the Farb Parties and the Issuer.

## Signatures
- Farb Daniel Stuart: /s/ Daniel S. Farb, Daniel S. Farb (10/17/2025)